P.E. 6-30-04

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2004
Commission file number 1-9947

TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

(Full title of the plan)

TRC COMPANIES, INC.

(Name of issuer of the securities held pursuant to the plan)

5 Waterside Crossing
Windsor, Connecticut 06095
(Address of principal executive offices)

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Index to Financial Statements
June 30, 2004 and 2003

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee and Participants in the
TRC Companies, Inc. 401(k) Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") as of June 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, information regarding the Plan's net assets available for benefits as of June 30, 2004 and 2003, and the changes therein for the fiscal years then ended and its financial status as of June 30, 2004 and 2003, and the changes in net assets available for benefits for the fiscal years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Costa Mesa, California
December 23, 2004

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Statements of Net Assets Available for Benefits
June 30, 2004 and 2003

	2004	2003
ASSETS:		
Investments, at fair value:		
Cash and cash equivalents	$ 7,757,280	$ 6,610,830
Mutual funds	48,460,241	35,735,597
TRC common stock	11,012,830	9,066,744
Participant loans	1,217,943	1,000,201
Total investments	68,448,294	52,413,372
Receivables:		
Employer contributions	67,430	40,094
Participant contributions	237,811	133,936
Accrued investment income	2,362	2,202
Total receivables	307,603	176,232
NET ASSETS AVAILABLE FOR BENEFITS	$ 68,755,897	$ 52,589,604

See accompanying notes to financial statements.

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Fiscal Years Ended June 30, 2004 and 2003

	2004	2003
ADDITIONS:		
Contributions:		
Participants	$ 6,778,030	$ 6,161,867
Employer	2,395,342	1,945,020
Participant rollovers	358,388	318,639
Transfers in of net assets from merged plans	2,663,357	6,763,583
Total contributions	12,195,117	15,189,109
Investment income:		
Net appreciation in fair value of investments	7,569,281	-
Interest and dividend income	729,899	680,113
Total investment income	8,299,180	680,113
Total additions	20,494,297	15,869,222
DEDUCTIONS:		
Benefits paid to participants	4,126,527	1,860,274
Deemed distributions of loans to participants	184,804	142,372
Administrative fees and expenses	16,673	14,788
Net depreciation in fair value of investments	-	2,581,119
Total deductions	4,328,004	4,598,553
INCREASE IN NET ASSETS	16,166,293	11,270,669
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	52,589,604	41,318,935
End of year	$68,755,897	$52,589,604

See accompanying notes to financial statements.

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Notes to Financial Statements as of and for the
Fiscal Years Ended June 30, 2004 and 2003

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the TRC Companies, Inc. (the "Company") 401(k) Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company and its eligible subsidiaries who have attained 18 years of age and completed one quarter year of service. The Compensation Committee of the Company's Board of Directors controls and manages the operation and administration of the Plan. Merrill Lynch Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

From July 1, 2001 through April 8, 2003, participants could elect to contribute up to 15% of their pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. From April 9, 2003 through June 30, 2003, the maximum contribution rate was increased to 25%. Effective July 1, 2003 the maximum contribution rate was increased to 75%. Participants may also contribute amounts representing distributions from other qualified plans. On the first 6% of compensation contributed, the Company may provide a discretionary matching contribution. The amount of the discretionary matching contribution is determined annually by the Compensation Committee of the Company's Board of Directors based upon operating performance. For the years ended June 30, 2004 and 2003, the Company's discretionary matching contributions were equal to $.50 for each $1.00 contributed by the participants up to 6% of compensation.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's discretionary matching contribution and allocations of forfeitures of terminated participants' non-vested accounts and Plan earnings. Participant accounts are charged with withdrawals, certain administrative expenses and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching contributions and actual earnings thereon is based upon years of continuous service. A participant will become 34% vested after two years of service, 66% percent after three years of service and is fully vested after four years of service.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, fourteen mutual funds and the TRC Stock Fund as investment options for participants. Participants may change their investment options at any time.

Forfeitures

During and prior to Plan fiscal year ended June 30, 2003, if a participant's employment terminated before their account balances became fully vested, the non-vested portion of their account was forfeited and proportionately redistributed annually to remaining Plan participants. Effective July 1, 2003, if a participant's employment terminates before their account balances become fully vested, the non-vested portion of their account is forfeited and first used to reduce Company matching contributions; second, any remaining forfeitures shall be used to offset Plan administrative costs; and third, any remaining forfeitures shall be allocated to remaining Plan participants. For the years ended June 30, 2004 and 2003: (1) forfeiture credits of $36,126 and $200,947, respectively, were available for allocation, (2) forfeitures of $200,888 and $0, respectively, were proportionately redistributed to participants and (3) forfeitures of $98,279 and $0, respectively, were used to offset Company matching contributions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. In the event of death or permanent disability, the participant becomes fully vested in their account balance. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Participant Loans

Participants may borrow form their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their account balance. Loan terms range from 1 – 5 years or up to 10 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Other In-Service Withdrawals

The Plan permits payment of benefits to participants to satisfy a financial need such as medical or educational expenses and the purchase of a principal residence. In the case of an in-service withdrawal, payment is limited to the amount of the participants vested account balance exclusive of earnings credited to the account after December 31, 1988.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain financial statement items have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various instruments including a money market fund, mutual funds and the TRC Stock fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts recorded on the financial statements.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at fiscal year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but were not yet paid at June 30, 2004 and 2003.

Administrative Expenses

Generally, all fees and expenses related to the administration of the Plan are paid by the Company or its eligible subsidiaries. Participants with loans from the Plan are charged a monthly loan administrative fee.

NOTE 3 - INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of June 30, 2004 and 2003 were as follows:

	2004	2003
TRC Stock Fund	$ 11,012,830	$ 9,066,744
Merrill Lynch S&P 500 Index Fund	9,525,909	-
Money Market Fund	7,728,575	6,610,830
State Street Aurora Fund	6,188,553	3,471,834
Wells Fargo Large Company Growth Fund	5,190,786	3,903,507
ING Intermediate Bond Fund	5,022,811	-
Alliance Growth and Income	4,968,084	2,990,949
Oppenheimer International Growth Fund CL A	4,161,561	2,028,365
BGI S&P 500 Stock Index Fund	-	7,438,188
BGI Bond Index Fund	-	4,788,255
BGI Asset Allocation Fund	-	3,491,257

During the fiscal years ended June 30, 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2004	2003
State Street Aurora Fund	$ 1,513,955	$ (317,808)
TRC Stock Fund	1,073,544	(2,817,336)
BGI S&P 500 Stock Index Fund	966,390	(47,583)
Oppenheimer International Growth Fund CL A	695,531	(180,231)
Fidelity Advantage Value Strategies	694,449	142,456
Alliance Growth and Income	590,877	266,087
Wells Fargo Large Company Growth Fund	527,814	(21,176)
Merrill Lynch S&P 500 Index Fund	447,993	-
PIMCO Growth Fund CL A	384,776	(24,548)
BGI Asset Allocation Fund	296,600	126,248
Merrill Lynch Fundamental Growth Fund CL A	252,268	58,741
Van Kampen Equity Income Fund CL A	168,615	13,413
Dreyfus New Leaders	156,381	51,613
Lord Abbett Small Cap Value Fund	16,907	-
Phoenix Duff & Phelps Real Estate Fund	11,789	-
BGI Bond Index Fund	(23,406)	157,314
Merrill Lynch Low Duration Fund CL D	(31,475)	11,691
ING Intermediate Bond Fund	(173,727)	-
	$ 7,569,281	$(2,581,119)

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market and mutual funds managed by Merrill Lynch Group Employee Services. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, those transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2004 and 2003, the Plan held 548,721 and 505,393 shares, respectively, of common stock of TRC Companies, Inc., the sponsoring employer, with a cost basis of $10,491,380 and $11,029,406, respectively.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 6 – FEDERAL INCOME TAX STATUS

The sponsor adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated June 4, 2002. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 7 – PLAN TRANSFERS

During the fiscal year ended June 30, 2004, approximately $2.7 million in assets associated with the Imbsen and Associates, Inc. 401(k) Profit Sharing Plan were merged into the Plan and are included in transfer of net assets from merged plans.

During the fiscal year ended June 30, 2003, approximately $6.8 million in assets associated with the Site-Blauvelt Engineers, Inc. Alliance Capital 401(k) Plan and the Cubix Corporation 401(k) Retirement and Savings Plan were merged into the Plan and were included in transfer of net assets from merged plans.

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
June 30, 2004

EIN: 06-0853807
PN: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par, or Maturity Value	(e) Current Value
	Merrill Lynch Trust Company:		
*	TRC Stock Fund	Stock fund, 548,721 shares	$ 11,012,830
*	Merrill Lynch S&P 500 Index Fund	Mutual fund, 676,076 shares	9,525,909
*	Money Market Fund	Money Market Fund	7,728,575
*	State Street Aurora Fund	Mutual fund, 149,989 shares	6,188,553
*	Wells Fargo Large Company Growth Fund	Mutual fund, 109,395 shares	5,190,786
*	ING Intermediate Bond Fund	Mutual fund, 485,765 shares	5,022,811
*	Alliance Growth and Income	Mutual fund, 1,427,610 shares	4,968,084
*	Oppenheimer International Growth Fund CL A	Mutual fund, 249,345 shares	4,161,561
*	Fidelity Advantage Value Strategies	Mutual fund, 102,291 shares	3,414,480
*	PIMCO Growth Fund CL A	Mutual fund, 114,515 shares	2,283,426
*	Van Kampen Equity Inc. Fund CL A	Mutual fund, 256,061 shares	2,056,171
*	Dreyfus New Leaders	Mutual fund, 46,366 shares	2,026,662
*	Merrill Lynch Fundamental Growth Fund CL A	Mutual fund, 93,195 shares	1,553,560
*	Merrill Lynch Low Duration Fund CL D	Mutual fund, 145,295 shares	1,476,196
*	Phoenix Duff & Phelps Real Estate Fund	Mutual fund, 14,023 shares	301,765
*	Lord Abbett Small Cap Value Fund	Mutual fund, 10,696 shares	290,277
*	Cash	Cash	28,705
*	Plan Participants	Participant loans (maturing 2004 to 2014 at interest rates of 5% to 10.5%)	1,217,943
	Total		$ 68,448,294

* Denotes party-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRC COMPANIES, INC. 401(k)
RETIREMENT AND SAVINGS PLAN

December 23, 2004

By: /s/ Harold C. Elston, Jr.
Harold C. Elston, Jr.
Plan Administrative Committee Member

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-70662 of TRC Companies, Inc. on Form S-8 of our report dated December 23, 2004 appearing in this Annual Report on Form 11-K of TRC Companies, Inc. 401(k) Retirement and Savings Plan for the fiscal year ended June 30, 2004.

Deloitte & Touche LLP

Costa Mesa, California
December 23, 2004